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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                          Goody's Family Clothing, Inc.
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   382588 10 1
                                   -----------
                                 (CUSIP Number)

                              Martin Nussbaum, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                      ------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 30, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this statement: [ ]


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                                  SCHEDULE 13D
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CUSIP No. 382588 10 1
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
       Robert M. Goodfriend
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY               13,963,730
OWNED BY         ---------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING
PERSON                     22,500
                 ---------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                           13,963,730
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                           22,500
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,986,230
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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                         AMENDMENT NO. 8 TO SCHEDULE 13D

     This Amendment No. 8 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995, Amendment No. 2 filed with the SEC on October 17, 1996, Amendment No. 3 filed with the SEC on December 9, 1996, Amendment No. 4 filed with the SEC on December 16, 1996, Amendment No. 5 filed with the SEC on March 13, 1997, Amendment No. 6 filed with the SEC on December 2, 1997, and Amendment No. 7 filed with the SEC on February 7, 2002 (collectively, the "Schedule 13D"), relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 8 is being filed to correct the beneficial ownership information provided for Mr. Goodfriend in Amendment No. 7 to reflect the beneficial ownership as of February 7, 2002 of 42,000 shares of Common Stock issuable upon exercise of certain stock options. Such shares were inadvertently omitted from the prior filing. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended to include the following information:

         As of February 7, 2002, the Reporting Person beneficially owned 13,971,230 shares of Common Stock, which represented approximately 42% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of February 5, 2002 there were 32,451,130 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 13,971,230 shares included (i) 22,500 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend"), (ii) 750,000 shares of Common Stock issuable upon exercise of the 2001/2002 Stock Options which were exercisable as of February 7, 2002, and (iii) 42,000 shares of Common Stock issuable upon exercise of certain other stock options exercisable as of February 7, 2002. Such 13,971,230 shares did not include 834,540 shares of Common Stock held in trust as of February 7, 2002 for the benefit of the Reporting Person's children nor any additional shares of Common Stock owned directly by any of the Reporting Person's children as of February 7, 2002. The Reporting Person had no voting or investment power with respect to these shares of Common Stock and disclaimed beneficial ownership of them. The Reporting Person had sole voting and dispositive power with respect to the 13,948,730 shares of Common Stock beneficially owned directly by him as of February 7, 2002 and shared voting and dispositive power with Mrs. Goodfriend with respect to the 22,500 shares of Common Stock she owned directly as of February 7, 2002.

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         As of the date hereof, the Reporting Person beneficially owns
     13,986,230 shares of Common Stock, which represents approximately 42% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of the date hereof there are 32,468,430 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 13,986,230 shares include (i) 22,500 shares of Common Stock owned by Mrs. Goodfriend, (ii) 750,000 shares of Common Stock issuable upon exercise of the 2001/2002 Stock Options which are currently exercisable, and (iii) 57,000 shares of Common Stock issuable upon exercise of certain other currently exercisable stock options . Such 13,986,230 shares do not include 634,540 shares of Common Stock held in trust for the benefit of the Reporting Person's children nor any other shares of Common Stock owned directly by any of the Reporting Person's children. The Reporting Person has no voting or investment power with respect to these shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 13,963,730 shares of Common Stock beneficially owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 22,500 shares of Common Stock she owns directly.

         The Reporting Person did not make any purchases or sales of securities of the Company during the sixty (60) days preceding February 7, 2002 or during the sixty (60) days preceding the date hereof, except as set forth herein and except that on December 28, 2001, the Reporting Person gifted an aggregate of 72,980 shares of Common Stock to United Way of Greater Knoxville (45,715 shares of Common Stock), Webb School (11,430 shares of Common Stock), Knoxville Jewish Alliance (9,285 shares of Common Stock) and East Tennessee Children's Hospital (6,550 shares of Common Stock).



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 17, 2002                  /s/ Robert M. Goodfriend
                                         -------------------------------------
                                         Robert M. Goodfriend

















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